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          Filed by Extended Systems Incorporated (Commission File No. 000-23597)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                           Registrant: Palm Inc.
                                                 (Commission File No. 000-29597)
                                  Subject Company: Extended Systems Incorporated



On March 6, 2001, Extended Systems Incorporated announced that it had entered into a definitive agreement to merge with and into Palm, Inc. (Nasdaq: PALM), a global provider of handheld computing devices.

Pursuant to the Agreement and Plan of Reorganization, dated as of March 6, 2001 (the "Merger Agreement") by and between Palm and Extended Systems, Extended Systems will merge with and into Palm (the "Merger"), subject to satisfaction of various conditions. Upon consummation of the Merger, Extended Systems' stockholders will receive a number of Palm shares based on the average closing price for Palm for the 10 trading days ending two business days prior to the Extended Systems' stockholders' meeting. If the average closing price of Palm stock is between $16.60 and $22.00 per share, Extended Systems' stockholders will receive a number of shares equal to $22.00 per share divided by the Palm average closing price. If the average price is at or above $22.00, Extended Systems' stockholders will receive one Palm share for each Extended Systems' share; if the average price is at or below $16.60, Extended Systems' stockholders will receive 1.325 Palm shares for each Extended Systems' share.

At the effective time of the Merger, Extended Systems will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Extended Systems will be merged with and into Palm, with Palm remaining as the surviving corporation. The Merger will be accounted for by Palm as a purchase, and the Merger is intended to qualify as a tax-free reorganization for purposes of U.S. tax law. The closing of the Merger is subject to, among other things, the approval of the stockholders of Extended Systems, clearance under U.S. antitrust laws and other customary closing conditions. The closing of the Merger is expected to occur in June 2001.

The terms of the proposed Merger are more fully described in the Merger Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.

As an inducement to Palm to enter into the Merger Agreement, Extended Systems entered into a Stock Option Agreement, dated as of March 6, 2001 (the "Stock Option Agreement"), pursuant
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to which Extended Systems granted Palm an option (the "Option") to acquire up to a number of shares of Extended Systems Common Stock equal to 19.9% of the issued and outstanding Extended Systems Common Stock at the time of exercise, for a purchase price of $22.00 per share. Palm's right to exercise the Option is subject to the occurrence of certain events, which may not occur. In general, the events that may permit Palm to exercise the Option include withdrawal by the Board of Directors of Extended Systems of its recommendation of the Merger Agreement, their approval or recommendation of an alternative transaction, failure of Extended Systems to include the unanimous recommendation of its Board of Directors in favor of the adoption and approval of the Merger Agreement in the proxy statement/prospectus to be provided to the stockholders of Extended Systems, the failure by Extended Systems to send to its securityholders a statement recommending rejection of any tender or exchange offer relating to securities of Extended Systems that may be commenced by a person unaffiliated with Palm; and the consummation of such a tender or exchange offer for 25% or more of any class of Extended Systems' capital stock.

The terms of the Option are more fully described in the Stock Option Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.


______________________
"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the Merger, future financial and operating results of the combined company and benefits of the pending merger between Palm and Extended Systems. The proposed merger remains subject to a number of conditions, including approval by the stockholders of Extended Systems, and antitrust regulatory approvals. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Palm and Extended Systems; costs related to the proposed merger; labor integration issues; the economic environment of the software and mobile computing industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by Palm and Extended Systems with the Securities and Exchange Commission. Neither Palm or Extended Systems is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, Extended Systems and Palm will jointly file a proxy statement-prospectus and Palm will file a registration statement on Form S-4, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT
AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN
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IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS SHOULD READ THE PROXY
STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Palm and Extended Systems with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the proxy statement-prospectus (when
------------------
available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems by directing a request to Extended Systems, Attention: Heather Markum, (208) 322-7575.

Extended Systems and its directors and certain of its executive officers may be deemed, under SEC rules, to be soliciting proxies from Extended System's stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC on March 7, 2001, and available free of charge at the SEC website and public reference rooms, and from the Extended Systems contact named above.
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Exhibits

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
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1                   Agreement and Plan of Reorganization by and between Palm, Inc. and Extended
                    Systems Incorporated, dated as of March 6, 2001
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2                   Stock Option Agreement by and between Extended Systems Incorporated and
                    Palm, Inc., dated as of March 6, 2001
------------------------------------------------------------------------------------------------
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